SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NEXCEN BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

653351 10 6

 (CUSIP Number)

David S. Oros
Chairman
1330 Avenue of the Americas, New York, N.Y., 10019
Telephone: (212) 277-1100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653351 10 6

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David S. Oros
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☐
(B) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		2,180,879
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		2,180,879
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,180,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

4.2%
14	Type of Reporting Person (See Instructions)

IN

Introduction

This Amendment No. 5 amends and supplements the Schedule 13D that was originally filed on July 9, 2001, and that was amended and supplemented by Amendment No. 1 filed on February 7, 2006, Amendment No. 2 filed on June 23, 2006, Amendment No. 3 filed on November 1, 2006, and Amendment No. 4 filed on April 24, 2007 (as amended and supplemented, the “Schedule 13D”) by (i) David S. Oros and (ii) NexGen Technologies, LLC, a Maryland limited liability company relating to their beneficial ownership of shares of the common stock, par value $0.01 per share (the “Shares”), of NexCen Brands, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 is filed solely by Mr. Oros (the “Reporting Person”). As disclosed in Amendment No. 3, NexGen Technologies, LLC ceased to be a beneficial owner of more than five percent of the Issuer’s Shares on October 23, 2006. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

The Issuer has moved its principal executive offices to 1330 Avenue of the Americas, 34th Floor, New York, NY 10019.

Item 4.  Purpose of Transaction.

The following information is hereby added to the existing disclosure in Item 4 of the Schedule 13D:

On June 5, 2007, NexGen Technologies, LLC, completed its Rule 10b5-1 trading plan (the “NexGen Plan”). As previously reported in Amendment No. 4, the NexGen Plan specified that an aggregate of 1,209,699 Shares could be sold periodically, subject to the terms and conditions of the NexGen Plan between March 26, 2007 and March 26, 2008. Between April 24, 2007, the filing date of Amendment No. 4, and June 5, 2007, the remaining 216,989 Shares under the NexGen Plan were sold. Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended, an amendment was not filed because the disposition was not deemed to be “material.” The Reporting Person is providing this additional disclosure to reconcile the changes in beneficial ownership since the last amendment.

As previously reported in Amendment No. 2, the Reporting Person held 150,000 shares of restricted stock that began vesting upon the Issuer’s determination of a Trigger Event, as reported previously on a Current Report on Form 8-K filed by the Issuer on June 7, 2006. On June 6, 2007, the first 50,000 shares of restricted stock vested. The remaining 100,000 remain subject to vesting and are not deemed beneficially owned for purposes of this Schedule 13D.

As previously reported in Amendment No. 2, in connection with the Issuer's acquisition of UCC Capital Corp. (“UCC Capital”), UCC Consulting Corp. (“Consulting Corp.”) and UCC Servicing, LLC (“Servicing LLC,” and together with UCC Capital and Consulting Corp., “UCC”) on June 6, 2006, the Issuer agreed to issue additional merger consideration (in the form of an earn-out) to the former UCC securityholders of up to 2.5 million Shares and $10 million in cash if future performance targets were met following closing.

At the closing of the UCC acquisition, the Issuer issued the first 900,000 Shares of the earn-out consideration (the “First Tranche Shares”) into an escrow account maintained by Wilmington Trust Company, as escrow agent, to be held pending satisfaction of the performance targets. Also at the closing of the UCC acquisition, the former UCC securityholders and the Reporting Person entered into a voting agreement (the “Voting Agreement”) pursuant to which the Reporting Person received a proxy from the former UCC securityholders to vote or act by written consent with respect to the First Tranche Shares prior to their release to the former UCC securityholders. On September 5, 2007, the board of directors of the Issuer determined that all performance targets had been satisfied. As a result, the First Tranche Shares were released to the former UCC securityholders and the Voting Agreement was terminated.

Other than as described in this Schedule 13D, the Reporting Person does not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) - (e) are hereby replaced in their entirety by the following:

(a) and (b)    Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Oros beneficially owns an aggregate of 2,180,879 Shares, constituting 4.2% of the total outstanding Shares as of July 31, 2007, based on the number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed on September 6, 2007. Mr. Oros has the sole power to direct the voting of 2,180,879 Shares beneficially owned by him, and the sole power to direct the disposition of 2,180,879 Shares beneficially owned by him. The 2,180,879 Shares beneficially owned by Mr. Oros include 731,000 Shares owned by Mr. Oros, 764,279 Shares owned jointly by Mr. Oros and his wife, immediately exercisable warrants to purchase 655,000 Shares and options to purchase 30,600 Shares. Mr. Oros has the sole power to direct the voting and disposition of the 655,000 Shares issuable upon exercise of warrants and the 30,600 Shares issuable upon exercise of options.

(c)    Transactions in the Shares of the Issuer effected by Mr. Oros during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

(d)    Not applicable.

(e)    NexGen Technologies, LLC ceased to be a beneficial owner of more than five percent of the Issuer’s Shares on October 23, 2006. Mr. Oros ceased to be a beneficial owner of more than five percent of the Issuer’s Shares on September 5, 2007.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David S. Oros
David S. Oros

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction*
David S. Oros	8/15/2007	157,500	$4.00	Exercise of Exercisable Warrants

David S. Oros	9/12/2007	100,000	$2.95	Exercise of Exercisable Options

* Each such disposition of derivative securities and acquisition of the underlying Shares listed above has been reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.